AVINO SILVER & GOLD MINES LTD.
CONSOLIDATED INTERIM BALANCE SHEET
July 31, 2000

(Unaudited – Prepared by Management)

ASSETS
	2000	1999
Current assets
Cash	$9,556	$27,939
Accounts receivable	8,878	6,908
Due from related parties (Note 6)	15,932	386,864

	34,366	421,711
Mining properties (Note 2)	3,228,258	3,417,657
Investments (Note 3)	2,367,413	2,284,994
Other assets (Note 4)	101,226	213,001
	5,731,263	6,337,363
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	319,183	235,739
Debenture payable	1,365,175	1,322,213
	1684,358	1,557,952
SHAREHOLERS’ EQUITY
	12,595,199	12,780,959
Share Capital (Note 5)	184,967
Contributed Surplus	(8,631,392)
Deficit		(7,899,679)

	4,148,774	4,881,280
Deduct: 14,180 shares held for future disposition, at cost	(101,869)	(101,869)
	4,046,905	4,779,411
	5,731,263	6,337,363

AVINO SILVER & GOLD MINES LTD.
CONSOLIDATED INTERIM STATEMENT OF OPERATIONS AND DEFICIT
For the Six Months Ended July 31, 2000

(Unaudited – Prepared by Management)

	2000	1999
Revenue
Equity in (loss) earning of affiliate	$(99,291)	$(6,999)
Interest and other income	443	1,755
	(98,848)	(5,244)
Expenses
Accounting and audit	5,040	34,030
Amortization of deferred financing costs	16,175	16,715
Consulting fees	15,000	17,714
Legal fees	1,994	7,529
Office services & supplies	12,151	16,503
Investor relations & communications	6,841	14,193
Transfer agent	2,100	7,778
Salaries & benefits	15,189	22,198
Travel & accommodation	4,958	3,644
Filing & listing fees	1,305	2,018
Interest expense	52,346	50,000
Foreign exchange (gain)		(2,517)
Insurance & taxes	500	(9,976)
	(133,599)	(179,289)
Net (loss) income for period	(232,447)	(184,533)
Deficit, beginning of year	(8,398,945)	(7,715,146)
Deficit, end of year	(8,631,392)	(7,899,679)

AVINO SILVER & GOLD MINES LTD.
CONSOLIDATED INTERIM STATEMENT OF CHANGES IN FINANCIAL POSITION
For the Six Months Ended July 31, 2000

(Unaudited – Prepared by Management)

	2000	1999
Operating Activities
Gain (loss) for the period	$(232,447)	$(184,533)

Items not involving cash:
Amortization	16,175	16,175
Share of loss (income) from affiliated company	99,291	6,999

	(116,981)	(116,981)
Changes in non-cash working capital	536,877	21,843
	419,896	139,516

Investing Activities
Debentures		(23,184)
Resource properties	(18,092)	38,382
Marketable securities	(397,848)	—

	(415,940)	(15,198)

Financing Activities
Debenture payable		(17,350)
Issuance of shares		35,063

		17,533
Increase (decrease) in cash and equivalents	3,956	(106,785)
Cash, beginning of period	5,600	134,724
Cash, end of period	9,556	27,939

AVINO SILVER & GOLD MINES LTD.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENT
July 31, 2000

1. Summary of significant accounting policies

Joint Venture

Investments in joint ventures are accounted for by the proportionate consolidation method. At the balance sheet date the Company had a 50% interest in a joint venture with Bralorne-Pioneer Gold Mines Ltd. The accompanying financial statements include the Company’s proportionate share of the assets, liabilities and expenses of the joint venture.

2. Mineral Properties

Exploration and development expenditures incurred during the period are as follows:

Balance beginning of period:		$3,210,166
Bralorne Property {r}
Mining supplies	32
Meals, accommodation & transportation	200
Taxes, assessment & licenses	2,701
Mine power	3,657
Mine office	2,247
Insurance	9,255	18,092
Balance end of period		3,228,258

3. Investments

Investments consist of:

Investment accounted for using the equity method:
Cia Minera Mexicana de Avino S.A. de C.V. (“Cia Minera”)	$1,930,445

Investments carried at cost:
Bralorne-Pioneer Gold Mines Ltd.	422,848
Levon Resources Ltd.	14,120

2,367,413

4. Other Assets

(a) Other assets consist of:

Deferred financing charges related to establishing debenture payable	$281,317
Accumulated amortization	(256,354)

24,963
Deferred foreign exchange loss on debenture payable	33,584

58,547
Term deposits	42,679

$101,226

(b)	During the period the Company received 1,591,392 common shares of Bralorne-Pioneer Gold Mintes Ltd., a public company with common directors, in settlement of $640,632 of debt.

5. Share Capital

Authorized: 25,000,000 common shares without par value issued:

	Shares	Amount
Balance, beginning of period	4,577,686	$12,595,199

Balance, end of period	4,577,686	$12,595,199

6. Related Party Transactions

Related party transactions not disclosed elsewhere in these statements are as follows:

(a)	During the period the company paid, or made provision for the future payment of the following amounts to related parties:

(i)	$56,362 to a company with two common directors for reimbursement of costs incurred on behalf of the company for administrative and exploration costs

(ii)	$15,000 to a private company controlled by a Director for consulting fees.

(b)	Included in the accounts receivable is an amount of $15,932 due from a public company with common directors.

(c)	Included in the accounts payable is an amount of $45,442 due to a private company controlled by two directors as disclosed in 6(a)(i) above.